SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934


                       Mechanical Technology Incorporated
                   ------------------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                    583538103
                                -----------------
                                 (CUSIP Number)

                              Howard Kelberg, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1334
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  May 16, 1996
                              --------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this Statement: [ ]

                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO.  583538103       |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           First Albany Companies Inc.

- --------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
- --------------------------------------------------------------------------------
         3.       SEC USE ONLY

- --------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                                     WC
- --------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
- --------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  First Albany Companies Inc. is organized under the laws
                  of the State of New York
- --------------------------------------------------------------------------------
NUMBER OF SHARES               7.  SOLE VOTING POWER
                                   1,036,698
                                   ---------------------------------------------

BENEFICIALLY OWNED BY          8.  SHARED VOTING POWER
                                                  0
                                   ---------------------------------------------

EACH PERSON WITH               9.  SOLE DISPOSITIVE POWER
                                   1,036,698
                                   ---------------------------------------------

                               10. SHARED DISPOSITIVE POWER
                                                  0
                                   ---------------------------------------------
- --------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  1,036,698
- --------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  [ ]
- --------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  29.0%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                       CO

                  The items identified below are amended as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.


                                  SCHEDULE 13D


Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of securities of the Issuer described herein is to influence the Board of Directors and the management of the Issuer, to assist in the revitalization of the Issuer, and for investment.

                  At the adjourned 1996 Annual Shareholders Meeting of the Issuer held on May 16, 1996, FAC obtained representation on the Issuer's Board of Directors. George C. McNamee, who is Chairman, a director and Co-Chief Executive Officer of FAC, was elected a director and was appointed Chairman of the Issuer's Board of Directors and Alan P. Goldberg, who is a director, President and Co-Chief Executive Officer of FAC, was elected a director of the Issuer's Board of Directors.

                  In connection with seeking the foregoing Board representation, FAC (through Messrs. McNamee and Goldberg) had solicited proxies pursuant to a Proxy Statement on Schedule 14A filed on May 8, 1996 for the election of (i) Messrs. McNamee and Goldberg and (ii) each of Harry Apkarian, R. Wayne Diesel, Stanley I. Landgraf and E. Dennis O'Connor (each of whom was a nominee supported by the Issuer's then current Board of Directors and was also elected at the adjourned 1996 Annual Shareholders Meeting of the Issuer).

                  On May 10, 1996, Lawrence Group, Inc. filed a complaint in a civil action in New York State Supreme Court, County of Schenectady, against the Issuer, FAC and First Albany. The action was subsequently removed to the United States District Court for the Northern District of New York. The complaint (a copy of which is filed as Exhibit K hereto and incorporated by reference herein), alleges, among other things, that (i) the Issuer's approval of the purchase of 909,091 Shares by FAC pursuant to Section 912 of the New York Business Corporation Law (the New York anti-takeover statute) occurred after FAC had become an "interested shareholder" of the Issuer and therefore, such approval was a nullity and (ii) this Schedule 13D contains "contradictory statements as to the purpose and intention behind the purported stock purchase." FAC and First Albany believe that the allegations contained in the complaint are without merit and they intend to vigorously contest such suit.


Item 5.           Interest in Securities of the Issuer.

                  (a) FAC is currently the direct beneficial owner of 1,036,698 shares of Common Stock, constituting approximately 29.0% of the outstanding Shares of the Issuer.

                  (b) FAC has the sole power to direct the vote and disposition of all Shares directly owned by it as described in paragraph (a).


Item 7.           Material to be Filed as Exhibits.


         Exhibit C -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    March    28,    1996
                                    (Incorporated  by  reference to the Original
                                    Schedule  13D of FAC, as filed April 5, 1996
                                    (the "Original Filing")).

         Exhibit D -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated  March  28,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit E -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated   April  3,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit F -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    April    11,    1996
                                    (Incorporated  by reference to Amendment No.
                                    1 to the  Schedule  13D,  as filed April 12,
                                    1996 ("Amendment No. 1").

         Exhibit G -                Agreement for the Purchase of Stock and Debt
                                    by and between FAC and the Liquidator, dated
                                    as  of  April  12,  1996   (Incorporated  by
                                    reference to Amendment No. 3 to the Schedule
                                    13D,  as filed May 8, 1996  ("Amendment  No.
                                    3").

         Exhibit H -                Resolution   of  the   Issuer's   Board   of
                                    Directors, approving the purchases under the
                                    Purchase Agreement,  pursuant to Section 912
                                    of  the  N.Y.   Business   Corporation   Law
                                    (Incorporated  by reference to Amendment No.
                                    1).

         Exhibit I -                Participation  Agreement  dated  May 7, 1996
                                    between FAC and the Liquidator (Incorporated by reference to Amendment No. 3).


         Exhibit J -                Proxy  of the  Liquidator  (Incorporated  by
                                    reference to Amendment No. 3).

         Exhibit K -                Complaint   filed  by  Lawrence  Group  Inc.
                                    (without exhibits).

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  May 21, 1996                   FIRST ALBANY COMPANIES INC.



                                  By:  /s/ MICHAEL R. LINDBURG
                                       Name: Michael R. Lindburg
                                       Title: Secretary

                                    EXHIBITS

         Exhibit C -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    March    28,    1996
                                    (Incorporated  by  reference to the Original
                                    Filing).

         Exhibit D -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated  March  28,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit E -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated   April  3,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit F -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    April    11,    1996
                                    (Incorporated  by reference to Amendment No.
                                    1 to the  Schedule  13D,  as filed April 12,
                                    1996 ("Amendment No. 1").

         Exhibit G -                Agreement for the Purchase of Stock and Debt
                                    by and between FAC and the Liquidator, dated
                                    as  of  April  12,  1996   (Incorporated  by
                                    reference to Amendment No. 3 to the Schedule
                                    13D,  as filed May 8, 1996  ("Amendment  No.
                                    3").

         Exhibit H -                Resolution   of  the   Issuer's   Board   of
                                    Directors, approving the purchases under the
                                    Purchase Agreement,  pursuant to Section 912
                                    of  the  N.Y.   Business   Corporation   Law
                                    (Incorporated  by reference to Amendment No.
                                    1).

         Exhibit I -                Participation  Agreement  dated  May 7, 1996
                                    between FAC and the Liquidator (Incorporated by reference to Amendment No. 3).


         Exhibit J -                Proxy  of the  Liquidator  (Incorporated  by
                                    reference to Amendment No. 3).


         Exhibit K -                Complaint   filed  by  Lawrence  Group  Inc.
                                    (without exhibits).

STATE OF NEW YORK
SUPREME COURT                                              COUNTY OF SCHENECTADY
- --------------------------------------------------------------------------------

LAWRENCE GROUP, INC. as a shareholder
of MECHANICAL TECHNOLOGY, INCORPORATED,

                    Plaintiff,
                                                       SUMMONS
              -against-
                                                       Index No.:  96-0861
MECHANICAL TECHNOLOGY, INCORPORATED,                   Date Filed:  May 10, 1996
FIRST ALBANY COMPANIES, INC. and,
FIRST ALBANY CORPORATION,

                    Defendants.

- --------------------------------------------------------------------------------

TO THE ABOVE NAMED DEFENDANTS:

         YOU ARE HEREBY SUMMONED to answer the complaint in this action, and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the plaintiff(s)' attorney within 20 days after the service of this summons, exclusive of the day of service, where service is made by delivery upon you personally within the state, or within 30 days after completion of service where service is made in any other manner. In case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

         Trial to be held in the County of Schenectady.

         The basis of the venue is that:

                  Plaintiff resides in the County of Schenectady with its principal place of business at 430 State Street in the City of Schenectady.

DATED:  May 10, 1996
                                       PHELAN, BURKE & SCOLAMIERO, LLP
                                       Attorneys for Plaintiff
                                       LAWRENCE GROUP, INC.
                                       Office and P.O. Address
                                       52 Corporate Circle - Suite 215
                                       P.O. Box 15085
                                       Albany, New York 12212-5085
                                       (518) 862-1386

TO THE ABOVE NAMED DEFENDANTS:

The Nature of the action is  equitable.
The relief  sought is  declaratory  and injunctive relief.

STATE OF NEW YORK
SUPREME COURT                                              COUNTY OF SCHENECTADY
- --------------------------------------------------------------------------------

LAWRENCE GROUP, INC. as a shareholder
of MECHANICAL TECHNOLOGY, INCORPORATED,

                    Plaintiff,
                                                             VERIFIED COMPLAINT
              -against-
                                                             Index No.:  96-0861
MECHANICAL TECHNOLOGY, INCORPORATED,
FIRST ALBANY COMPANIES, INC. and,
FIRST ALBANY CORPORATION,

                    Defendants.

- --------------------------------------------------------------------------------

         Plaintiff, Lawrence Group, Inc., as a shareholder of Mechanical Technology, Incorporated, by and through its attorneys, Phelan, Burke & Scolamiero, LLP, as and for its verified complaint against the defendants, Mechanical Technology, Incorporated, First Albany Companies, Inc. and First Albany Corporation, alleges upon information and belief as follows:

                                     PARTIES
                                     -------

         1. At all times hereinafter mentioned, plaintiff, Lawrence Group, Inc. (hereinafter referred to as "LGI"), was and is a domestic corporation duly organized and existing under the laws of the State of New York with its principal place of business in the City of Schenectady, County of Schenectady, State of New York.

         2. Upon information and belief, and at all times hereinafter mentioned, defendant, Mechanical Technology, Incorporated (hereinafter referred to as "MTI") was and is a domestic corporation duly organized and existing under the laws of the State of New York with its principal place of business and corporate offices located at 968 Albany Shaker Road in Latham, County of Albany, State of New York.

         3. Upon information and belief, and at all times hereinafter mentioned, defendant, First Albany Companies, Inc. (hereinafter referred to as "FACI") was and is a domestic corporation duly organized and existing under the laws of the State of New York with its principal place of business located at 30 South Pearl Street in the City of Albany, County of Albany, State of New York.

         4. Upon information and belief, and at all times hereinafter mentioned, defendant, First Albany Corporation (hereinafter referred to as "FAC") was and is a domestic corporation duly organized and existing under the laws of the State of New York with its principal place of business located at 30 South Pearl Street in the City of Albany, County of Albany, State of New York.

         5.   Upon   information  and  belief  and  at  all  times   hereinafter
mentioned, FACI was and is a holding company of which FAC is a wholly-owned subsidiary.

         6. Upon information and belief and at all times hereinafter mentioned, FACI and FAC were and are investment banking, securities trading and brokerage firms serving corporations, governments, institutional and individual investors.

                                      FACTS
                                      -----

         7. At all times hereinafter mentioned, plaintiff, LGI was an owner and/or beneficial owner of certain shares of MTI common stock.

         8. As of September 1, 1995, and at all times hereinafter mentioned, United Community Insurance Companies (hereinafter referred to as "UCIC") was the owner of 909,091 shares of MTI stock.

         9. On or about September 28, 1995, FAC purchased 101,900 shares of MTI common stock in the open market.

         10. In or about October 11, 1995, FAC and/or FACI, on behalf of certain unnamed, Albany, New York based investors, entered into negotiations with UCIC, which was then in rehabilitation, by and through the Rehabilitator for UCIC, for the purchase of the 909,091 MTI common stock shares owned by UCIC, which totaled approximately 25% (twenty-five percent) of MTI's common stock shares, as well as the MTI common stock shares owned by certain other entities.

         11. On or about October 11, 1995, FAC and/or FACI, on behalf of certain unnamed Albany, New York based investors, and through its representative counsel, Michael Whiteman, Esq. of the law firm of Whiteman, Osterman & Hanna, submitted a proposal to the Rehabilitator for UCIC for the purchase of the MTI common stock owned by UCIC and the MTI common stock owned by certain other entities.

         12. Said proposal of October 11, 1995 by FAC and/or FACI, on behalf of certain unnamed Albany, New York based investors, was confirmed in writing by correspondence from Michael Whiteman, Esq. of the law firm of Whiteman, Osterman & Hanna dated October 12, 1995, to the Rehabilitator for UCIC, a copy of which correspondence is annexed hereto and made a part hereof as Exhibit "A".

         13. On or about November 10, 1995, an Order of Liquidation of UCIC was entered in the New York State Supreme Court and a Liquidator was thereafter appointed for UCIC (hereinafter referred to as "Liquidator").

         14. Thereafter, on or about January 16, 1996, FAC purchased an additional 25,707 shares of MTI common stock in the open market after which it then owned a total of 127,607 common stock shares of MTI.

         15. Negotiations between FAC and/or FACI, on behalf of certain unnamed Albany, New York based investors, and UCIC, by and through the Liquidator, as well as the other entities, for the purchase of the MTI common stock shares owned by both UCIC and the other entities continued through February 12, 1996.

         16.  On  or  about  February  12,  1996,  a  further  proposal  to  the
Liquidator for UCIC was put forth by FAC and/or FACI, on behalf of certain unnamed Albany, New York based investors, through FAC and/or FACI's representative counsel, Michael Whiteman, Esq. of the law firm of Whiteman, Osterman & Hanna, in which FAC and/or FACI, on behalf of the investors, again sought to purchase the MTI common stock shares owned by UCIC and MTI common stock shares owned by certain other entities.

         17. Said further proposal to the Liquidator for UCIC of February 12, 1996 by FAC and/or FACI, on behalf of certain unnamed Albany, New York based investors, was confirmed in writing by correspondence from FAC and/or FACI's representative counsel, Michael Whiteman, Esq. of the law firm of Whiteman, Osterman & Hanna, dated February 12, 1996, a copy of which correspondence is annexed hereto and made a part hereof as Exhibit "B".

         18. It was specifically represented by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, by and through its representative counsel in the written proposal dated February 12, 1996 to the Liquidator, that while FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, was interested in the purchase of the MTI common stock shares owned by the other entities, the purchase of these additional shares above and beyond those MTI common stock shares owned by UCIC was not a required element of the proposal.

         19. On February 15, 1996, the Liquidator for UCIC, on behalf of the Superintendent of Insurance of the State of New York and on behalf of UCIC, notified Michael Whiteman, Esq. of the formal acceptance of the proposal by FAC and/or FACI on behalf of the unnamed Albany, New York based investors, as the proposal related to those MTI common stock shares owned by UCIC, a copy of which formal acceptance is annexed hereto and made a part hereof as Exhibit "C", specifically, correspondence from the Liquidator to Michael Whiteman, Esq. dated February 15, 1996 evidencing formal acceptance of the proposal on behalf of the

Superintendent of Insurance of the State of New York and on behalf of UCIC.

         20. As a result of the February 15, 1996 acceptance by the Liquidator of the proposal that FAC and/or FACI, on behalf of certain unnamed Albany, New York based investors, was to purchase the 909,091 MTI common stock shares owned by UCIC, which shares totaled approximately 25% (twenty-five percent) of MTI's common stock shares, FAC and/or FACI and the unnamed Albany, New York based investors became an "interested shareholder" and/or "beneficial owner" of the UCIC shares as those terms are defined by Section 912 of the New York State Business Corporation Law.

         21. By correspondence dated March 25, 1996, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, by and through its chairman, George C. McNamee, requested that the MTI Board of Directors approve the proposed purchase of UCIC's MTI common stock shares in accordance with Section 912 of the New York State Business Corporation Law, a copy of which correspondence is annexed hereto and made a part hereof as Exhibit "D".

         22. On or about April 4, 1996, the 127,607 MTI common stock shares then owned by FAC were transferred to FACI.

         23. On or about April 5, 1996, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, filed with the Securities and Exchange Commission its Schedule 13D disclosure statement under Section 13(d) of the Securities and Exchange Act of 1934 relating to the proposed MTI stock purchase, a copy of which is annexed hereto and made a part hereof as Exhibit "E".

         24. On or about April 11, 1996, the MTI Board of Directors voted to approve the purchase by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, of UCIC's MTI common stock shares based upon certain representations previously made to the MTI Board of Directors by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors.

         25. On or about April 26, 1996, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, filed with the Securities and Exchange Commission its Schedule 14A disclosure statement under the Securities and Exchange Act of 1934 relating to the proposed MTI stock purchase, a copy of which is annexed hereto and made a part hereof as Exhibit "F".

                       AS AND FOR A FIRST CAUSE OF ACTION
                       ----------------------------------

         26. Plaintiff repeats and realleges as if fully set forth herein paragraphs numbered "1" through "25" of this complaint with the same force and effect as if fully set forth below.

         27. Prior to April 11, 1996 and as a result of certain actions taken by FAC and/or FACI including the February 15, 1996 acceptance of the proposal by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors to purchase the 909,091 MTI common stock shares owned by UCIC, FAC and/or FACI and the unnamed Albany, New York based investors then became an "interested shareholder" and/or "beneficial owner" of the UCIC shares as those terms are defined under Section 912 of the New York State Business Corporation Law as FAC and/or FACI on behalf of the unnamed Albany, New York based investors, had reached an understanding or agreement for the purchase of more than 20% (twenty percent) of the MTI voting stock.

         28. Under Section 912 of the New York State Business Corporation Law, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, was required to obtain approval of the MTI Board of Directors prior to becoming an "interested shareholder" and/or "beneficial owner" of the MTI common stock shares it sought to purchase.

         29. As such, the approval by the MTI Board of Directors on April 11, 1996 of the purchase of the MTI common stock shares by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, when FAC and/or FACI had already become an "interested shareholder" and/or "beneficial owner" of the UCIC shares as those terms are defined under Section 912 of the New York State Business Corporation Law, was a nullity and must be declared void.

         30. Further, as the approval by the MTI Board of Directors on April 11, 1996 of the purchase of the MTI common stock shares by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, after FAC and/or FACI had already become an "interested shareholder" and/or "beneficial owner" of the UCIC shares as those terms are defined under Section 912 of the New York State Business Corporation Law, was improper and a nullity, FAC and/or FACI should be permanently enjoined from taking any action prohibited by Section 912 of the New York State Business Corporation Law where approval of the Board of Directors is not obtained prior to beneficial ownership of a 20% (twenty percent) interest.

         31. Plaintiff has no adequate remedy at law.

                       AS AND FOR A SECOND CAUSE OF ACTION
                       -----------------------------------

         32. Plaintiff repeats and realleges as if fully set forth herein paragraphs numbered "1" through "31" of this complaint with the same force and effect as if fully set forth below.

         33. On or about April 5, 1996, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, filed with the Securities and Exchange Commission its Schedule 13D disclosure statement under the Securities and Exchange Act of 1934, a copy of which is annexed hereto and made a part hereof as Exhibit "E".

         34. "Item I" of the Schedule 13D disclosure statement entitled "Security and Issuer" identifies and defines the "Issuer" as "Mechanical Technology Incorporated, a New York corporation", the company previously referred to herein as MTI.

         35. "Item 4" of the Schedule 13D disclosure statement entitled "Purpose of Transaction" sets forth the intentions of FAC and/or FACI, on behalf of the investors, and, in particular, in its opening paragraph states as follows:

              The purpose of the acquisition of securities of the Issuer described herein is to influence the Board of Directors and the management of the Issuer, to assist in the revitalization of the Issuer, and for investment. (Emphasis added)

         36. In "Item 4" of the Schedule 13D disclosure statement entitled "Purpose of Transaction", FAC and/or FACI referred to and incorporated certain letters it had submitted to the MTI Board of Directors which contained specific representations regarding FAC and/or FACI's intentions and the limitations of its intentions and FAC and/or FACI stated as follows:

              FAC also intends, through the contemplated stock and debt purchases, to act in the best interest of the Issuer and does not intend to strip the assets of the Issuer, do a leveraged buyout, squeeze out minority shareholders or merge the Issuer with FAC or any of its subsidiaries. (Emphasis added)

         37. Despite the stated intentions of FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, as referenced above, to, among other things, assist in the revitalization of MTI and act in the best interests of MTI, the remaining portion of the "Purpose of Transaction" contains conflicting and contradictory information, as particularly set forth in paragraph four, page 5 of said Schedule 13D disclosure statement as follows:

              Notwithstanding the foregoing, as a significant shareholder of the Issuer and through any representation that it may have on the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
              (ii) sale or transfer of a material amount of assets of Issuer or any of its subsidiaries,... (Emphasis added)

         38. On or about April 11, 1996, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, gave further assurances to the MTI Board of Directors of its intentions to honor its representations of intent and the limitations of its intentions.

         39. The subsequent vote on April 11, 1996 by the MTI Board of Directors to approve FAC and/or FACI's purchase of the MTI stock on behalf of the unnamed Albany, New York based investors, was based upon the prior representations of FAC and/or FACI and the further assurances received from FAC and/or FACI by the MTI Board of Directors on April 11, 1996, prior to the vote, that the representations made by FAC and/or FACI of its intentions and the limitations of its intentions were and would be binding.

         40. Further, in the Schedule 14A filing with the Securities and Exchange Commission by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors. FAC and/or FACI, on behalf of the unnamed Albany, New York based investors stated under the section entitled "THE COMMITTEE'S INTENTIONS WITH RESPECT TO MTI" as follows:

              In connection with negotiating the Purchase Agreement and First Albany's request for approval thereof by the Board of Directors ... First Albany has delivered letters to the Board of Directors of MTI and to a board member (collectively, the "Board Correspondence") as described below under "Certain Agreements and Arrangements." The Board Correspondence sets forth, among other things, that First Albany plans (based on the then current economic conditions of MTI) to assist in the revitalization of MTI ... First Albany also stated that it intends, through the contemplated stock and debt purchases, to act in the best interests of MTI and does not intend to strip the assets of MTI, do a leveraged buyout, squeeze out minority shareholders or merge MTI with First Albany or any of its subsidiaries. (Emphasis added)

         41. However, the Schedule 14A filing by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, in the section entitled "THE COMMITTEE'S INTENTIONS WITH RESPECT TO MTI" contains the following additional language:

              The letters described above that were delivered by First Albany to the Board of Directors contain certain representations with respect to First Albany's intentions with respect to MTI. Nevertheless, First Albany notes such expressions of intent were stated based solely on then current conditions and circumstances and were not intended to, and do not constitute, binding obligations of First Albany. First Albany and the Committees expressly reserve the right to take actions inconsistent with the intentions expressed in such Board Correspondence, although First Albany and the
              Committee have no current plans to do so....

              Notwithstanding the foregoing, as a significant shareholder of the Issuer and through any representation that it may have on the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
              (ii) sale or transfer of a material amount of assets of Issuer or any of its subsidiaries. (Emphasis added)

         42. Further, under that portion of the Schedule 14A filing entitled "CERTAIN AGREEMENTS AND ARRANGEMENTS", FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, again stated the following:

              The letters described above that were delivered by First Albany to the Board of Directors contain certain representations with respect to First Albany's intentions with respect to MTI. Nevertheless, First Albany notes such expressions of intent were stated based solely on then current conditions and circumstances and were not intended to, and do not constitute, binding obligations of First Albany. First Albany and the Committees expressly reserve the right to take actions inconsistent with the intentions expressed in such Board Correspondence, although First Albany and the Committee have no current plans to do so. (Emphasis added)

         43. One of the intentions disclosed by FAC and/or FACI in the Schedule 14A filing was to seek the election of two new members to the Board of Directors of MTI in place of two existing directors which FAC and/or FACI knows currently represents the interests of the largest minority shareholder of MTI with the exception of UCIC, and such intention directly conflicts with the prior representation made to the Board of Directors and reported in the Schedule 13D that there was no intention to "squeeze out minority shareholders."

         44. In essence, despite the stated purpose and intention of FAC and/or FACI, by and on behalf of the investors, in both the Schedule 13D and the
Schedule 14A filings, FAC and/or FACI, by and on behalf of the investors, have provided conflicting and contradictory statements of their intentions as to MTI as they have reserved their rights to, among other things, merge, reorganize and/or liquidate MTI and/or sell or transfer a material amount of MTI's assets and take actions inconsistent with the intentions and representations made by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, which reservation of rights is in direct contravention to the stated purpose and intention of FAC and the investors in proceeding with the stock purchase.

         43. Further, the Schedule 13D disclosure statement filed by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, does not disclose the identity of the investors on whose behalf FAC and/or FACI is acting in the proposed MTI stock purchase as is required by law.

         46. Under Section 13(d) of the Securities and Exchange Act of 1934, 15 U.S.C. ss. 78m(d), and the rules and regulations promulgated thereunder, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, was under a duty to file a truthful and complete Schedule 13D disclosure statement.

         47. FAC and/or FACI, on behalf of the unnamed Albany, New York investors, violated its duty under Section 13(d) of the Securities and Exchange Act of 1934, 15 U.S.C. ss. 78m(d), and the rules and regulations promulgated thereunder to file a truthful and complete Schedule 13D disclosure statement in that the Schedule 13D and 14A filings submitted by FAC and/or FACI on behalf of the unnamed Albany, New York based investors contain contradictory statements as to the purpose and intention behind the purported stock purchase and the
Schedule 13D disclosure statement fails to identify the investors involved in the purchase, making the Schedule 13D filing deficient, invalid and materially misleading in violation of Section 13(d) of the Securities and Exchange Act of 1934, 15 U.S.C. ss. 78m(d), and the rules and regulations promulgated thereunder.

         48. Due to the violation by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, of its duty to file a truthful and complete
Schedule 13D disclosure statement as required by law under Section 13(d) of the Securities and Exchange Act of 1934, 15 U.S.C. ss. 78m(d), and the rules and regulations promulgated thereunder, FAC and/or FACI, on behalf of the unnamed Albany, New York based investors must (1) be directed to file a corrective
Schedule 13D disclosure statement as to its purpose and intentions in purchasing the MTI stock and identifying the investors behind the purchase, (2) be permanently enjoined from violating Section 13(d) of the Securities and Exchange Act of 1934, 15 U.S.C. ss. 78m(d), and the rules and regulations promulgated thereunder, and, (3) be permanently enjoined from purchasing any additional shares of MTI stock until FAC and/or FACI, on behalf of the unnamed Albany, New York based investors files a corrective Schedule 13(D) disclosure statement.

         49.  Plaintiff has no adequate remedy at law.

         WHEREFORE, by virtue of the foregoing acts complained of, plaintiff, Lawrence Group, Inc., demands judgment in its favor and against the defendants as follows:

                  On the First Cause of Action, plaintiff seeks:

                  (1) a declaration that the approval by the MTI Board of Directors on April 11, 1996 of the purchase of the MTI common stock shares by FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, was a nullity; and

                  (2) a permanent injunction as against FAC and/or FACI permanently enjoining FAC and/or FACI from taking any action prohibited by
Section 912 of the New York State Business Corporation Law where approval of the Board of Directors is not obtained prior to beneficial ownership of a 20% (twenty percent) interest; and

                  On the Second Cause of Action, plaintiff seeks:

                  (1)  a  judgment  as  against  FAC and/or  FACI  vacating  the
Schedule 13D disclosure statement and declaring it deficient, invalid and materially misleading, and directing that FAC and/or

FACI file a corrective Schedule 13D disclosure statement as to its purpose and intentions in purchasing the MTI stock and identifying the investors behind the purchase; and

                  (2) a permanent injunction as against FAC and/or FACI permanently enjoining FAC and/or FACI from violating Section 13(d) of the Securities and Exchange Act of 1934, 15 U.S.C. ss. 78m(d), and the rules and regulations promulgated thereunder; and

                  (3) a permanent injunction as against FAC and/or FACI permanently enjoining FAC and/or FACI from purchasing any additional shares of MTI stock until FAC and/or FACI, on behalf of the unnamed Albany, New York based investors, files a corrective Schedule 13(D) disclosure statement. DATED: May 10, 1996

                                       Yours, etc.
                                       Phelan, Burke & Scolamiero, LLP
                                       Attorneys for Plaintiff
                                       LAWRENCE GROUP, INC.
                                       Office and P.O. Address
                                       52 Corporate Circle - Suite 215
                                       P.O. Box 15085
                                       Albany, New York 12212-5085

STATE OF NEW YORK
SUPREME COURT                                              COUNTY OF SCHENECTADY
- --------------------------------------------------------------------------------

LAWRENCE GROUP, INC. as a shareholder
of MECHANICAL TECHNOLOGY, INCORPORATED,

                    Plaintiff,
                                                                 VERIFICATION
              -against-
                                                                 Index No.:
MECHANICAL TECHNOLOGY, INCORPORATED,
FIRST ALBANY COMPANIES, INC. and,
FIRST ALBANY CORPORATION,

                    Defendants.

- --------------------------------------------------------------------------------

STATE OF NEW YORK    )
                     :   ss.:
COUNTY OF ALBANY     )

         The undersigned, an attorney admitted to practice in the courts of New York State, shows deponent is an attorney of record for the plaintiff, Lawrence Group, Inc., in the within action; deponent has read the foregoing Verified Complaint and knows the contents thereof; the same is true to deponent's own knowledge, except as to the matters therein stated to be alleged on information and belief, and that as to those matters deponent believes it to be true.

         The grounds of deponent's belief as to all matters not stated upon deponent's knowledge are as follows: a review of the file maintained in your deponent's office.

         The undersigned affirms that the foregoing statements are true, under the penalties of perjury.

DATED:  May 10, 1996
                                       /s/ THOMAS J. MORTATI
                                          THOMAS J. MORTATI
Sworn to before me this
10th day of May, 1996

/s/ KRISTINA NEVILLE
Notary Public